[redacted]

13012851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-53669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Osage Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400

(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natalia Watson — 561 - 869 - 5215

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual, state last, first, middle name*)

805 Third Avenue 21st Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Watson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osage Investments, Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Jun 18, 2016
Commission # EE 203846

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

OSAGE INVESTMENTS, INC.

For the Year Ended December 31, 2012

OSAGE INVESTMENTS, INC.

Financial Statements and Supplemental Information

For the Year ended December 31, 2012

Contents

805 ThirdAvenue
21st Floor
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail:info@sherbcpa.com
Offices in New York and Florida

SHERB&CO, LLP
Certified Public Accountants

Independent Auditor's Report

To the Stockholder of Osage Investments, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Osage Investments, Inc., ("the Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Osage Investments, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sherb & Co., LLP

Sherb & Co., LLP
New York, New York
February 28, 2013

OSAGE INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2012

ASSETS		
Current Assets		
Cash	$	14,348
Deposits		166
Prepaid expenses		3,658
Total Current Assets		18,172
Fixed assets - net of accumulated depreciation		743
Total Assets	**$**	**18,915**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	2,700
Accrued liabilities		1,050
Total Liabilities		3,750
Stockholder's Equity		
Common stock $.001 par value 1000 share authorized, issued and outstanding		1
Additional paid-in capital		106,569
Accumulated deficit		(91,405)
Total Stockholder's Equity		15,165
Total Liabilities and Stockholder's Equity	**$**	**18,915**

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Operations

For the Year Ended December 31, 2012

Revenue		
Service Income	$	15,000
Service Income - Related Party		50,750
Total revenue		65,750
Expenses		
License and registration fees		5,156
Insurance		917
Communications		2,931
Rent		2,040
Professional fees		118,925
Other expenses		6,395
Total expenses		136,364
Loss before taxes		(70,614)
Provision for income taxes		
Current expense		-
Total income tax expense		-
Net loss		(70,614)

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2012

	Common Stock		Additional Paid - in	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, December 31, 2011	1,000	$ 1	$ 31,569	$ (20,791)	$ 10,779
Capital contributed by parent			75,000		75,000
Net loss				(70,614)	(70,614)
Balance, December 31, 2012	1,000	$ 1	$ 106,569	$ (91,405)	$ 15,165

See accompanying notes.

OSAGE INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(70,614)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		196
Changes in assets and liabilities		
Deposits		519
Prepaid expense		(214)
Accounts payable		1,573
Accrued expenses		1,007
Net cash used in operating activities		(67,534)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(939)
Net cash used in financing activities		(939)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by parent		75,000
Net cash provided by financing activities		75,000
NET INCREASE IN CASH		6,527
CASH BALANCE		
Beginning of the year		7,821
End of the year		14,348
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-

See accompanying notes.

OSAGE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2012

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Osage Investments, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington Corporation originally incorporated as RA Bench Securities, Inc. ("RA Bench") in September 17, 2001.

It offers a full suite of investment banking services including Advisory Services, Mergers & Acquisitions, Corporate Finance, Corporate Services, Value-Added Services, and Placement Agent Services. The company often conducts business with a related broker dealer, National Securities Corporation, a wholly own subsidiary of National Holdings Corporation.

In connection with its activities as a broker-dealer, the Company does not have any retail customers thus it does not hold customer funds or securities and it does not currently have a relationship with a clearing firm.

On February 11, 2011 Osage National, LLC concluded its purchase of 100% of the issued and outstanding shares of RA Bench Securities, Inc. Upon completion of the purchase the name became Osage Investments, Inc. Osage National, LLC is a joint venture between Osage, LLC. and National Holdings Corporation, wherein Osage, LLC owns 60% of Osage National and National Holdings owns 40%. This transaction had been approved by the Financial Industry Regulatory Authority ("the FINRA").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturity of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

As of December 31, 2012, the Company did not have cash balances in banks in excess of the maximum amount insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting services are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

NOTE 2: INCOME TAXES

In prior years, the Company had a Subchapter S election in effect. As an S corporation, the Company was not subject to federal income taxes, but instead, the shareholders were taxed on their proportionate shares of the Company's taxable income. Accordingly, the Company did not record a provision for income taxes for years prior to 2011.

On February 11, 2011 one-hundred percent (100%) of the Company's outstanding stock was acquired by Osage National, LLC - a disqualified shareholder for Subchapter S purposes. As a result of the acquisition of its stock by Osage National, LLC, the Company's Subchapter S status was terminated and beginning on February 12, 2011 the Company became a Subchapter C corporation subject to corporate income taxes.

The acquisition by Osage National, LLC created two short (stub) tax periods in 2011 - a short (stub) period S Corporation tax return for the period January 1, 2011 through February 11, 2011 and a short (stub) period C Corporation tax return for the period February 12, 2011 to December 31, 2012. Taxable income has been allocated between the two stub periods.

The Company had a net loss for financial statement purposes of $70,615 and no material permanent or temporary differences for income tax purposes. The Company's net operating loss for tax purposes at December 31, 2012 is approximately $70,000, which expires through the year 2032. The Company has provided a full valuation allowance for the deferred tax allowance associated with this net operating loss due to the uncertainty of future realization. Additionally, there was no material difference between the Company's overall effective tax rate and the applicable federal statutory tax rate.

NOTE 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2012, the Company conducted several advisory transactions with a related broker dealer, National Securities Corporation, a wholly owned subsidiary of National Holdings Corporation. Total revenues derived from these transactions totaled $43,250. The Company also earned $7,500 for conducting an advisory transaction with Osage LLC.

The Company entered into a management agreement in 2011 with a related broker dealer, vFinance Investments Inc., a wholly owned subsidiary of National Holdings, whereby the Company agrees to make monthly payments of approximately $375 to vFinance Investments. The Company paid approximately $4,500 related to this agreement in 2012.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $10,598 that was $5,598 in excess of its required net capital of $5,000. The Company's aggregate indebtedness equaled $3,750 and the percentage of aggregate indebtedness to net capital was 35.4%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 5: STOCKHOLDER'S EQUITY

In March and August of 2012 Osage National contributed capital of $50,000 and $25,000 respectively.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

NOTE 7. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
The Company has no liabilities subordinated to the claims of general creditors.

Computation of Reserve Requirement pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3
Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information – Rule 17a-5(e)(4)
Not required because the gross revenues of the Company are less than $500,000.

OSAGE INVESTMENTS, INC.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012

NET CAPITAL		
Total Stockholder's Equity from the Statement of Financial Condition	$	15,165
Deductions:		
Non-Allowable Assets		
Prepaid expenses and deposits		3,824
Fixed assets net of accumulated depreciation		743
Total Non-Allowable Assets		4,567
Net Capital	$	10,598
AGGREGATE INDEBTEDNESS		
Accounts payable	$	2,700
Accrued expenses		1,050
Aggregate Indebtedness	$	3,750
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Required Net Capital	$	5,000
Excess Net Capital	$	5,598
Ratio of Aggregate Indebtedness to Net Capital		35.4%
Reconciliation		
Net capital, per unaudited December 31, 2012 FOCUS report, as filed	$	10,598
Net Adjustments		-
Net capital, per December 31, 2012 audited report, as filed	$	10,598

OSAGE INVESTMENTS, INC.

(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3

December 31, 2012

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

S&Co.

805 Third Avenue
21st Floor
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

SHERB & CO, LLP
Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder of Osage Investments, Inc.

In planning and performing our audit of the financial statements of Osage Investments, Inc. ("the Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Sherb & Co., LLP

Sherb & Co., LLP
New York, New York
February 28, 2013